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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38327

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Hunnicutt & Co. LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
110 E. 59th Street, 32nd Floor
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Nixon	**516-490-8400**	**jnixon@goldcrestcpa.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Holt & Patterson, LLC
(Name – if individual, state last, first, and middle name)

260 Chesterfield Industrial Blvd.	**Chesterfield**	**MO**	**63005**
(Address)	(City)	(State)	(Zip Code)

02/24/2009	**3372**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Hunnicutt _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hunnicutt & Co., LLC _____, as of 12/31 _____, 2023 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LOUIS T. NEWMAN
Notary Public, State of New York
No. 02NE8133995
Qualified in New York County
Commission Expires April 30, 2026

Notary Public

Signature:

Title:
Managing Member

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Hunnicutt & Co., LLC

(SEC I.D. No. 8-38327)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2023

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS



HOLT &

PATTERSON,
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

To the Management and Member
of Hunnicutt & Co., LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hunnicutt & Co., LLC (the "Company") as of December 31, 2023, and the related statements of income, cash flows, and changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules of Computation of Net Capital and Computation for Determination of Reserve Requirements have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC
Chesterfield, MO

We have served as the Company's auditor since 2023.

March 28, 2024

HUNNICUTT & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$ 32,188
Right of use asset	58,381
Prepaid expenses	3,670
Total Assets	$ 94,239

LIABILITIES AND MEMBER'S EQUITY

Lease liabilities	$ 58,381
Accounts payable and accrued expenses	16,017
Total Liabilities	74,398
Member's equity	19,841
Total Liabilities and Member's Equity	$ 94,239

The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues:

Fee income	$ 23,248
Interest income	384
Total Revenues	23,632

Expenses:

Rent	41,825
Accounting and professional fees	22,790
Advertising and marketing	21,276
Regulatory fees	13,264
Travel	14,842
Insurance	8,254
Meals	7,073
Office supplies and postage	5,831
Dues and subscriptions	4,951
Legal	4,902
Other expenses	4,689
Communication	4,347
Total Expenses	154,044
Net Loss	$ (130,412)

The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2023

	Total Member's Equity
Balance, January 1, 2023	$ 20,253
Member's contributions	130,000
Net Income (Loss)	(130,412)
Balance, December 31, 2023	$ 19,841

The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2023

Cash Flows From Operations:

Net income (loss)	$ (130,412)

Adjustment to reconcile net income (loss) to net cash used by operating activities:

Increase in right of use asset	(58,381)
Decrease in prepaid expenses	2,777
Increase in accounts payable and accrued expenses	14,110
Increase in lease liabilities	58,381
Net cash used by operating activities	(113,525)

Cash Flows From Financing Activities:

Member's contributions	130,000
Net cash provided by financial activities	130,000

Net Increase In Cash and Cash Equivalents	16,475
Cash and cash equivalents at the beginning of the year	15,713
Cash and cash equivalents at the end of the year	$ 32,188

The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023

1. **ORGANIZATION AND NATURE OF BUSINESS**

   Hunnicutt & Co., LLC the ("Company") is a registered broker-dealer in securities transactions under the provision of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority Inc. (FINRA) and the Securities Investor Protection Corporation.

2. **SIGNIFICANT ACCOUNTING POLICIES**

   ACCRUAL BASIS OF ACCOUNTING

   The Company's financial statements are prepared using accrual method of accounting in accordance with accounting principles generally accepted in the U.S. ("GAAP"). The Company's year-end is December 31.

   INCOME TAXES

   The Company is a limited liability Company taxed as a partnership and the accompanying financial statement do not include any provision for federal or state income taxes. The Company is responsible for a local unincorporated business tax on income, which is calculated at the statutory rate. The Company determined that there are no uncertain tax positions that require financial statement recognition.

   USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the report amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

2. **SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

REVENUE RECOGNITION

The Company records its fees as they are earned based on the services provided, or in the case of success fees, upon successful completion of the services of consummation of the related transaction.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers:
Topics 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-2014-19 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2019, using the modified retrospective approach.

The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and content practices applied by the Company.

3. **NET CAPITAL**

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to1. At December 31, 2023 the Company had net capital of $16,113 which was $11,113 in excess of the minimum capital requirement.

The Company does not have any possession of control of customer funds or securities and therefore, claims an exemption from Rule 15c3-3.

4. **LEASE**

During 2023, the Company entered into a new lease agreement for office space. In accordance with Accounting Standards Codification 842 Leases ("ASC 842"), the Company recognized a right of use asset ("ROU asset") and a corresponding lease liability based on the present value of then existing operating lease obligation of $61,025 on the Company's Statement of Financial Condition. As of December 31, 2023, operating lease ROU assets were $58,381 and operating lease liabilities were $58,381.

4.   **LEASE (CONTINUED)**

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. For determining the present value of lease payments, we use the discount rate implicit in the lease when readily determinable. As the Company's lease does not provide an implicit rate, we use an incremental borrowing rate of 5.5% in determining the present value of lease payments that approximates the rate of interest we would have to pay to borrow on a collateralized basis over a similar term.

The ROU asset measurement was calculated using the fixed scheduled rent payments, which included one month of free rent and annual increase specified in the lease agreement, up to the maturity date of September 2025, without an option to extend.

Maturity of the lease liability under the non-cancelable operating lease is as follows:

Year Ending December 31,	
2024	$ 36,000
2025	27,000
Total	$ 63,000
Total undiscounted lease payments	$ 63,000
Less imputed interest	4,619
Total lease liability	$ 58,381

5.   **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through March 28, 2024, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to of disclosure in its financial statements.

HUNNICUTT & CO., LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023

6.   **CONCENTRATIONS**

The Company maintains all of its cash in financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash. During 2023, the Company received its revenue from one major customer resulting in 86% of the Company's total revenue.

7.   **RELATED PARTY TRANSACTIONS**

At times, the Company's sole member may advance funds to the Company. The Company has no further liability due to the sole member.

8.   **Commitment, Contingencies and Guarantees**

There were no commitments, contingencies or guarantees during the year.

9.   **Credit Loss**

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial instruments – Credit Losses (topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU add to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on on expected losses rather than incurred losses. Under the new guidance, the company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard became effective on January 1, 2020 and had no impact on the Company as of that date.

HUNNICUTT & CO., LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2023

NET CAPITAL:

Total member's equity	$ 19,841
Deductions and/or charges:	
Non-allowable assets	3,670
Net capital before haircut on securities positions	16,171
Haircuts on securities positions	(58)
Undue concentration	-
Net Capital	16,113

AGGREGATE INDEBTEDNESS:

Items included in the statement of financial conditions:

Accounts payable, accrued expenses and capital additions as loans	$ 16,017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3%) of aggregate indebtedness	$ 1,068
Minimum net capital required	$ 5,000
Excess net capital	$ 11,113
Net capital less greater of 10% of total AI or 120% of min. net capital	$ 10,113
Percentage of aggregate indebtedness to net capital is	99.40%

The above computation does not differ materially from the December 31, 2023 computation of net capital field electronically by the Company on FOCUS Form X-17A-5 Part IIA.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors. No statement is required as no subordinated liabilities existed at any time during the year.

See Independent Auditors' report.

Hunnicutt & Co., LLC

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2023

The Company does not claim exemption form Rule 15c3-3 in reliance upon Footnote 74 of 2013
Release. The Company does not hold customer funds or securities.

Hunnicutt & Co., LLC

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2023

The Company does not claim exemption form Rule 15c3-3 in reliance upon Footnote 74 of 2013
Release. The Company does not hold customer funds or securities.

See Independent Auditors' report.



HOLT &
PATTERSON,
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Management and Member
of Hunnicutt & Co., LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Ruel 17a-5, in which (1) Hunnicutt & Co., LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement and investment advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hunnicutt & Co., LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hunnicutt & Co., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Holt & Patterson, LLC
Chesterfield, MO

March 28, 2024

Hunnicutt & Co., LLC

"Exemption Report"

March 28, 2024

Hunnicutt & Co., LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).

Hunnicutt & Co., LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3,

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement and investment advisory services.

(3) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, William Hunnicutt swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Managing Partner

Hunnicutt & Co., LLC